KAR Auction Services, Inc.

13085 Hamilton Crossing Boulevard

Carmel, Indiana 46032

    June 20, 2011

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-4561

Re:	KAR Auction Services, Inc. (the “Company”)
Registration Statement on Form S-3
File No. 333-174038

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the “Securities Act”), we respectfully request that the effective date of the Company’s registration statement (the “Registration Statement”) on Form S-3 (File No. 333-174038), as amended, be accelerated by the Securities and Exchange Commission (the “Commission”) to 3:00 p.m., Eastern Time, on June 22, 2011, or as soon thereafter as practicable.

The Company acknowledges that (i) should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) it may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Gregory A. Fernicola of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-2918 or Dwight S. Yoo of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-2573 and that such effectiveness also be confirmed in writing.

Very truly yours,

KAR AUCTION SERVICES, INC.

By:	/s/ Rebecca C. Polak

Name:	Rebecca C. Polak
Title:	Executive Vice President, General Counsel and Secretary

cc:	Gregory A. Fernicola, Esq.
Dwight S. Yoo, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036